Exhibit 99.1

Hailiang Education Group Inc. Reports Fiscal Year 2019 Financial Results

HANGZHOU, China, Sept. 23, 2019 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company" or “we” or “us”), an education and management service provider of primary, middle, and high schools in the PRC, announced its financial results for the fiscal year ended June 30, 2019.

“In fiscal year 2019, we expedited our asset-light strategy persistently and focused on enhancing our educational service offerings to our students. By sponsoring additional schools and providing education and management services to a variety of public and private schools, Hailiang Education has extended its school network from 23 schools in fiscal year 2018 to 36 schools in fiscal year 2019. As of June 30, 2019, we sponsored 9 affiliated schools and provided education and management services to 27 managed schools, and the aggregate number of students enrolled in both our affiliated and managed schools reached 61,109 students. In addition, our international programs continued to grow rapidly, with an increase of enrollment from 3,860 students as of June 30, 2018 to 4,553 students as of June 30, 2019,” said Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education. “We achieved record revenues and net profit for fiscal year 2019, which represented a year-over-year increase of 28.2% and 36.8%, respectively. Our excellent financial performance was mainly attributed to the increase in the number of schools and students, the increase in tuition fees and diversified ancillary education service offerings. We look forward to implementing our hybrid development strategy, a combination of asset-light mode and strategic acquisitions, to expand our affiliated and managed school network among major metropolitan areas, improving the quality of our faculty, attracting more talented students, and diversifying our educational service offerings in the next fiscal year. We strive to provide excellent K-12 education services to our students.”

	For the year ended June 30
(RMB millions, except per share data)	2019	2018	% Change
Revenue	1,499.0	1,169.3	28.2%
Basic educational program	805.7	764.2	5.4%
International program	411.3	329.8	24.7%
Educational training services	144.2	36.4	296.2%
Study trip services	81.5	13.8	490.6%
Education and management services	40.9	19.0	115.3%
Others	15.4	6.1	152.5%
Gross Profit	472.1	364.7	29.4%
Gross Margin	31.5%	31.2%	0.3	pp*
Operating Profits	399.6	280.5	42.5%
Operating Margin	26.7%	24.0%	2.7	pp*
Net Profit	315.8	230.9	36.8%
EPS	0.71	0.54	31.5%
*Notes: pp represents percentage points

Fiscal Year 2019 Financial Highlights

•	Revenue was RMB1,499.0 million (US$218.4 million), an increase of 28.2% from RMB1,169.3 million in fiscal year 2018.

•	Gross profit was RMB472.1 million (US$68.8 million), an increase of 29.4% from RMB364.7 million in fiscal year 2018.

•	Gross margin was 31.5% compared with 31.2% in the same period last year.

•	Net profit was RMB315.8 million (US$46.0 million), an increase of 36.8% from RMB230.9 million in fiscal year 2018.
•	Basic and diluted earnings per share were RMB0.71 (US$0.10) compared with RMB0.54 in fiscal year 2018.

Fiscal Year 2019 Operational Highlights

•	As of June 30, 2019, the scale of the Company’s school network was expanded to 36 schools, 9 of which were affiliated schools that we sponsored and 27 of which were managed schools that we provided education and management services. The aggregate number of enrollments in both our affiliated and managed schools were 61,109 students.
•	As of June 30, 2019, the total enrollment of students in our affiliated schools which we sponsored was 22,819.
•	As of June 30, 2019, the number of students enrolled in the basic educational programs of our affiliated schools were 18,266, and the number of students enrolled in the international programs of our affiliated schools was 4,553.

Fiscal Year 2019 Financial Results

Revenue

Revenue increased by 28.2% to RMB1,499.0 million (US$218.4 million) in fiscal year 2019, from RMB1,169.3 million in fiscal year 2018. It was mainly driven by the increase in revenue from both our basic educational program and international program, as well as our educational training services, study trip services, education and management services during the same periods.

Revenue from the basic educational programs increased by RMB41.5 million (US$6.0 million), or 5.4% to RMB805.7 million (US$117.4 million) in fiscal year 2019, from RMB764.2 million in fiscal year 2018. This was primarily driven by an increase in the average tuition charged in basic educational programs during the same periods.

Revenue from the international programs increased by RMB81.5 million (US$11.9 million), or 24.7%, to RMB411.3 million (US$59.9 million) in fiscal year 2019, from RMB329.8 million in fiscal year 2018. This was mainly due to an increase in the number of students enrolled in our international programs as well as an increase in the average tuition charged in our international programs.

Revenue from educational training services increased by RMB107.8 million (US$15.7 million), or 296.2%, to RMB144.2 million (US$21.0 million) in fiscal year 2019, from RMB36.4 million in fiscal year 2018. This was mainly derived from the increase in student attendances in educational training programs resulting from the expansion of our affiliated and managed schools.

Revenue from study trip services increased by RMB67.7 million (US$9.9 million), or 490.6%, to RMB81.5 million (US$11.9 million) in fiscal year 2019, from RMB13.8 million in fiscal year 2018. This was mainly derived from the increase in the number of students participate in study trips.

Revenue from education and management services increased by RMB21.9 million (US$3.2 million), or 115.3%, to RMB40.9 million (US$6.0 million) in fiscal year 2019, from RMB19.0 million in fiscal year 2018. This was mainly due to the increase of number of our managed schools during the same periods.

Other revenue mainly represents revenue derived from overseas study consulting services and hotel management services. Revenue from others was RMB15.4 million (US$2.2 million) in fiscal year 2019.

Cost of Revenue

Cost of revenue increased by RMB222.2 million (US$32.4 million) or 27.6%, to RMB1,026.9 million (US$149.6 million) in fiscal year 2019, from RMB804.7 million in fiscal year 2018. The increase was primarily due to an increase in labor costs resulting from an increase in the total number of teachers and educational staffs and a general increase in the compensation levels as well as the increase in student related cost and transportation cost.

Gross Profit and Gross Margin

Gross profit increased by 29.4% to RMB472.1 million (US$68.8 million) in fiscal year 2019, from RMB364.7 million in fiscal year 2018.

Gross margin increased by 0.3 percentage points to 31.5% in fiscal year 2019, compared with 31.2% in fiscal year 2018.

Operating Expenses

Operating expenses increased by RMB9.8 million (US$1.4 million) or 11.1%, to RMB97.7 million (US$14.2 million) in fiscal year 2019, from RMB87.9 million in fiscal year 2018.

Selling expenses slightly increased by RMB0.5 million (US$0.07 million) or 2.0%, to RMB25.0 million (US$3.6 million) in fiscal year 2019, from RMB24.5 million in fiscal year 2018.

Administrative expenses increased by RMB9.3 million (US$1.4 million) or 14.7%, to RMB72.7 million (US$10.6 million) in fiscal year 2019 from RMB63.4 million in fiscal year 2018. This increase was primarily due to the increase in labor cost resulting from the increase in the compensation level of our office and administrative staff.

Other Income, net

Other income consists of government grants and other miscellaneous income. Other income increased by RMB21.4 million (US$3.1 million), or 578.4%, to RMB25.1 million (US$3.7 million) in fiscal year 2019, from RMB3.7 million in fiscal year 2018, primarily due to the increase of government grants in fiscal year 2019.

Net Finance Income

Net finance income increased by RMB13.5 million (US$2.0 million), or 118.4%, to RMB24.9 million (US$3.6 million) in fiscal year 2019, from RMB11.4 million in fiscal year 2018, which was primarily due to the increase in interest income caused by more funds deposited with a related party in the 2019 fiscal year compared to the 2018 fiscal year.

Income Tax Expense

Income tax expense increased by RMB42.4 million (US$6.2 million) or 64.0%, to RMB108.7 million (US$15.8 million) in fiscal year 2019, from RMB66.3 million in fiscal year 2018. The increase was mainly driven by the growth of taxable profits.

Net Profit

Net profit increased by 36.8% to RMB315.8 million (US$46.0 million) in fiscal year 2019, from RMB230.9 million in fiscal year 2018.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were RMB0.71 (US$0.10) in fiscal year 2019, compared with basic and diluted earnings per share of RMB0.54 in fiscal year 2018.

Cash Flow

Net cash provided by operating activities was RMB690.3 million (US$100.6 million) in fiscal year 2019, compared with RMB587.9 million in fiscal year 2018. Net cash used in investing activities was RMB1,234.2 million (US$179.8 million) in fiscal year 2019, compared with net cash provided by investing activities of RMB131.1 million in fiscal year 2018. Net cash used in financing activities was RMB7.3 million (US$1.1 million) in fiscal year 2019, compared with net cash provided by financing activities of RMB18.6 million in fiscal year 2018.

Balance Sheet

As of June 30, 2019, the Company had cash and cash equivalents of RMB260.7 million (US$38.0 million), compared with RMB812.6 million as of June 30, 2018. As of June 30, 2019, the Company had term deposits held at a related party finance entity of RMB1,387.1 million (US$202.1 million), compared with RMB204.0 million as of June 30, 2018.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019, as set forth in the H.10 Statistical Release of the Federal Reserve Board.

The Company will host its fiscal year 2019 financial results conference call at 9:00 am Eastern Time (6:00 am Pacific Time/21:00 pm Beijing Time) on September 24, 2019. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Hailiang Education Group/HLG".

Conference Call

Date:	September 24, 2019

Time:	9:00 am ET, U.S.

International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945

International:	International: +1 412-902-4272

Conference ID:	Hailiang Education Group

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until October 1, 2019. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No.10135125.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands except per share data)

	2017 RMB	2018 RMB	2019 RMB
Revenue	853,295	1,169,348	1,499,025
Cost of revenue	(648,482)	(804,674)	(1,026,903)

Gross profit	204,813	364,674	472,122
Other income, net	6,325	3,689	25,100
Selling expenses	(21,902)	(24,539)	(25,003)
Administrative expenses	(28,385)	(63,374)	(72,661)

Operating profit	160,851	280,450	399,558
Gain on disposal of affiliated entities	—	5,349	—
Net finance income	6,892	11,391	24,935

Profit before tax	167,743	297,190	424,493
Income tax expenses	—	(66,288)	(108,713)

Net Profit	167,743	230,902	315,780

Profit attributable to:
Net profit attributable to non-controlling interests	—	8,314	22,359
Net profit attributable to the Company’s shareholders	167,743	222,588	293,421
	167,743	230,902	315,780

Earnings per share
Basic and diluted earnings per share	0.41	0.54	0.71

Net Profit	167,743	230,902	315,780
Other comprehensive income/(loss), net of nil income tax	2,202	(2,542)	3,310

Total comprehensive income	169,945	228,360	319,090

Total comprehensive income attributable to:
Total comprehensive income attributable to non-controlling interests	—	8,314	22,359
Total comprehensive income attributable to the Company’s shareholders	169,945	220,046	296,731
	169,945	228,360	319,090

 HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2018 AND 2019

(Amounts in thousands)

	2018 RMB	2019 RMB
Assets
Property and equipment, net	679,081	620,623
Intangible assets and goodwill, net	78,747	99,525
Contract costs	—	9,899
Prepayments to third party suppliers	92	94

Non-current assets	757,920	730,141

Other receivables due from related parties	95,128	91,674
Other current assets	15,182	31,706
Term deposits held at a related party finance entity	204,000	1,387,094
Restricted bank deposits	—	1,613
Cash and cash equivalents	812,620	260,684

Current assets	1,126,930	1,772,771

Total assets	1,884,850	2,502,912

Equity
Share capital	268	268
Share premium	134,583	134,583
Contributed capital	235,895	251,034
Reserves	312,667	360,914
Retained earnings	638,246	905,009
Total Hailiang Education Group Inc. shareholders' equity	1,321,659	1,651,808
Non-controlling interests	13,154	37,439

Total equity	1,334,813	1,689,247

Liabilities
Contract liabilities	—	2,579
Deferred tax liabilities	—	4,691
Non-current liabilities	—	7,270

Trade and other payables due to third parties	141,504	218,122
Other payables due to related parties	138,215	134,745
Contract liabilities	—	398,951
Deferred revenue	212,969	—
Income tax payable	57,349	54,577

Current liabilities	550,037	806,395

Total liabilities	550,037	813,665
Commitments and contingencies	—	—
Total equity and liabilities	1,884,850	2,502,912

 HAILIANG EDUCATION GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2017, 2018 AND 2019

(Amounts in thousands)

	2017 RMB	2018 RMB	2019 RMB
Cash flows from operating activities
Net profit for the year	167,743	230,902	315,780
Adjustments for:

Depreciation	110,485	113,128	132,026
Gain on disposal of affiliated entities	—	(5,349)	—
(Gain)/loss on the disposal of property and equipment	(41)	371	342
Amortization of intangible assets	662	446	1,494
Net foreign exchange (gain)/loss	(282)	324	(465)
Interest income	(6,709)	(11,715)	(24,470)
Income tax expenses	—	66,288	108,713

	271,858	394,395	533,420
Changes in operating assets and liabilities and other, net of effect of acquisitions and disposals:
Other current assets and contract costs	(530)	(13,681)	(8,127)
Prepayment to third party suppliers	2,235	2,157	—
Trade and other payables due to third parties	23,313	30,416	94,885
Other payables due to related parties	(27,636)	18,000	(5,275)
Deferred revenue and contract liabilities	17,713	165,583	186,731

Cash generated from operating activities	286,953	596,870	801,634
Income tax paid	—	(8,939)	(111,317)

Net cash generated from operating activities	286,953	587,931	690,317

Cash flows from investing activities
Interest received	5,873	10,677	20,592
Proceeds from sale of property and equipment	64	1,015	—
Purchase of property and equipment	(108,959)	(89,369)	(80,133)
Purchase of intangible assets	—	—	(1,743)
Restricted bank deposits	—	—	(1,613)
Term deposits placed with a related party finance entity	(1,953,600)	(204,000)	(4,709,697)
Maturity of term deposits placed with a related party finance entity	1,552,600	401,000	3,526,603
A loan made to a related party	(98,229)	—	—
Repayment of a loan from a related party	—	—	12,412
Acquisition of subsidiaries or an affiliated entity, net of cash acquired	—	(6,160)	(627)
Net proceeds from disposal of affiliated entities, net of cash disposed	—	17,982	—

Net cash (used in)/generated from investing activities	(602,251)	131,145	(1,234,206)

Cash flows from financing activities
Loans borrowed from related parties	99,603	7,609	—
Capital contributions	—	11,000	139
Dividends paid to a non-controlling shareholder of subsidiaries	—	—	(7,482)

Net cash generated from/(used in) financing activities	99,603	18,609	(7,343)

Net (decrease)/increase in cash and cash equivalents	(215,695)	737,685	(551,232)
Cash and cash equivalents at beginning of the year	291,011	77,801	812,620
Effect of movements in exchange rates on cash held	2,485	(2,866)	(704)

Cash and cash equivalents at the end of the year	77,801	812,620	260,684

Non-cash transaction:
Contributed capital through waived liability	10,000	—	—
Deemed capital contribution for awards paid to the Group’s teachers by the controlling shareholder	—	—	15,000
Net settlement of a loan made to a related party with a loan borrowed from a related party	—	7,609	—
Payables for purchase of property and equipment	28,131	31,728	20,501